

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

<u>Via E-mail</u>
Mark DeCesaris
Chief Financial Officer
Corporate Property Associates 17 – Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **Corporate Property Associates 17 – Global Incorporated**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 18, 2011**
> **Form 10-Q/A for Quarterly Period Ended**
> **March 31, 2011**
> **Filed May 17, 2011**
> **File No. 000-52891**

Dear Mr. DeCesaris:

We have reviewed your response letter dated August 10, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 18, 2011

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Acquisition Costs, page 67

1.   We note your response to our prior comment eight. Please provide a more robust
        response to tell us how you determined that the sale leaseback transactions do not have
        processes. Within your response, please tell us why the execution of the lease was not
        deemed to be a process and who manages the property. Additionally, regarding your
        direct financing leases, please tell us how you determined these transactions are
        acquisitions of financial assets, as it appears that you are acquiring land, building and a
        direct finance lease. Lastly, please tell us whether the company accounted for similar
        transactions as business combinations or assets purchases prior to the adoption the
        revised accounting standard. Please ensure to reference the authoritative accounting
        literature management relied upon.

Form 10Q/A for the quarterly period ended March 31, 2011 filed May 17, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 6. Equity Investments in Real Estate

Acquisition of Equity Investment, page 12

2.   We have reviewed your response to comment number 11. Please provide additional
        information regarding the shared control provisions. Specifically, tell us the major
        decisions that require agreement by all parties and how disputes are to be resolved.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or Kevin
Woody, Branch Chief, at 202-551-3629 if you have any questions.

                                                Sincerely,

                                                /s/ Michael McTiernan

                                                Michael McTiernan
                                                Assistant Director